UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                             The Eastern Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 276317 10 4
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               Clay Lifflander
   MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY  12545
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              September 25, 1996
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,



                       Page 1 of 28 Pages

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and for any subsequent amendment containing information which would alter dis-
closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































                              Page 2 of 28 Pages

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CUSIP No. 276317 10 4


                                 SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MMI Investments, L.L.C.
      TIN 14-1790769

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      WC, OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 3 of 28 Pages

CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Millbrook Capital Management Inc.
      TIN 13-3540644

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                              Page 4 of 28 Pages

CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John S. Dyson
      SSN ###-##-####

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                 [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                              Page 5 of 28 Pages

CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ernst Ohnell
      SSN ###-##-####

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     89,800
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              89,800

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      89,800

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.33%

14.   TYPE OF REPORTING PERSON*
      IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                              Page 6 of 28 Pages

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CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      B.W. Elliott Manufacturing Co.
      TIN 15-0585760

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      WC, BK, OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     0
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              0

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0

14.   TYPE OF REPORTING PERSON*
      CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                              Page 7 of 28 Pages

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                                  SCHEDULE 13D


Item 3.  Source and Amount of Funds or Other Consideration

            Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

            The aggregate cost of the Shares beneficially owned by the Millbrook Reporting Persons was approximately $2,195,432, including brokerage commissions. All of these Shares were acquired by MMI using its working capital and general margin financing to MMI from a broker or brokers pursuant to standard margin agreements. Margin loans used to acquire Shares by MMI have been repaid using MMI's working capital.

            From 1980 through 1991, Mr. Ohnell acquired the Shares reported as owned by him for an aggregate purchase price of approximately $646,759, including brokerage commissions. All of such Shares were purchased using the personal funds of Mr. Ohnell.

            The source of funds to be used in acquiring the Shares pursuant to the Merger Proposal (as defined in Item 4) will be from working capital of Elliott and from bank financing. The amount of funds to be used by Elliott in acquiring the Shares will be approximately $40.5 million, plus retirement of Eastern debt and expenses.

Item 4.  Purpose of Transaction

            Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

            MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI initially intended to work with management to effectuate value enhancement strategies for all stockholders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect an acquisition of the Company.

            On July 16, 1996, Millbrook sent the merger proposal set forth in Exhibit 3 to the Chairman of the Company to have






                            Page 8 of 28 Pages

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Elliott acquire all outstanding Shares of the Company for $15 per Share in cash (the "Merger Proposal"). The Merger Proposal is subject, among other things, to the approval of the Company's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996, and July 24, 1996, Millbrook sent additional correspondence to the Chairman of the Company contained in Exhibits 9 and 10 hereto.

            Millbrook anticipates that pursuant to the Merger Proposal, a wholly-owned direct or indirect subsidiary of Elliott will be merged into the Company. As a result, the Company will become a wholly-owned subsidiary of Elliott, and its present Board of Directors, capitalization and dividend policy will be restructured accordingly. Further, the Shares will be delisted from trading on the American Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").

            On July 25, 1996, the Board of Directors of the Company rejected the Merger Proposal. On July 29, 1996, the Board of Directors of the Company amended the Company's bylaws to increase the vote required for stockholders to amend the bylaws from 50% to 75%.

            On July 25, 1996 and August 12, 1996, Millbrook, on behalf of MMI, sent written demands for a list of the Company's stockholders to the Company, which the Company rejected. On July 31, 1996 and August 6, 1996, MMI commenced actions which were subsequently withdrawn seeking access to the Company's list of stockholders.

            On August 15, 1996, MMI commenced the action which is currently pending in the Superior Court in the Judicial District of Waterbury, Connecticut (the "Superior Court") to require the Company to permit MMI to examine and make copies of the Company's stockholder list for the purpose of permitting MMI to communicate with other stockholders of the Company.

            On August 22, 1996, MMI, Mr. Ohnell (on his own behalf and on behalf of the Ohnell Family Foundation and his wife and two children (collectively, the "Ohnell Investors")) and two other stockholders issued a written request for a special meeting of stockholders to the President of the Company. On September 6, 1996, the Company rejected the request for a special meeting of stockholders and filed an action requesting










                            Page 9 of 28 Pages

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a temporary and permanent injunction and declaratory relief against MMI calling for a special meeting of stockholders. At a hearing on September 9, 1996, the Superior Court consolidated MMI's action filed August 15, 1996 requesting the stockholder list and the Company's action filed September 6, 1996 requesting an injunction against having to call a special meeting of stockholders.

            On September 25, 1996, MMI, the Ohnell Investors and one other stockholder issued a second written request to the President of the Company requesting that he call a special meeting of stockholders in order to
(i) consider the Merger Proposal, (ii) consider a proposal requesting that the Company's Board of Directors approve the Merger Proposal, and if no merger of the Company is consummated by December 31, 1996, the declaration of a special dividend of $3.00 per share, (iii) consider amending the bylaws of the Company to repeal the amendment thereof adopted by the Company's Board of Directors on July 29, 1996 which increased the required stockholder vote to amend the bylaws from 50% to 75%, (iv) consider amending the bylaws to permit the removal of directors by majority vote of stockholders, and (v) consider a proposal to replace the current directors with a new slate of directors committed to maximizing the current stockholder values pursuant to clauses (i) and (ii) above. A copy of the request dated September 25, 1996 is annexed hereto as Exhibit 11.

            MMI's request for a stockholders list and the request for a special meeting of stockholders are the subject of the litigation before the Superior Court. A trial was held October 2 through October 4, 1996.
The Superior Court has not yet rendered a decision as to whether the Company is required to provide MMI with a stockholders list or as to whether MMI will be enjoined from calling a special meeting pursuant to the request dated September 25, 1996.

            On September 20, 1996, Millbrook sent a letter to the Company's stockholders updating them with respect to the status of the Merger Proposal. A copy of the letter is annexed hereto as Exhibit 12.

Item 5.  Interest in Securities of the Issuer

            Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

            (a) As of October 4, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Act) 178,400 Shares, or 6.61% of the 2,699,284 Shares outstanding as of








                            Page 10 of 28 Pages

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June 29, 1996 as reported by the Company in its Quarterly Report on Form
10-Q for the quarter ended June 29, 1996.

            As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Dyson, Chairman, a Director and sole stockholder of Millbrook, has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

            Mr. Ohnell beneficially owns 89,800 Shares, or 3.33% of the Shares outstanding, including 52,050 Shares held directly by Mr. Ohnell, 9,300 Shares held by the Ohnell Family Foundation of which Mr. Ohnell is trustee, and 25,450 Shares held by his emancipated adult children and 3,000 Shares held by his wife with respect to which Mr. Ohnell holds an irrevocable proxy.

            (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 178,400 Shares that it owns directly. As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As Chairman, a Director and sole stockholder of Millbrook, Mr. Dyson has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Dyson also has sole voting and dispositive power over such Shares.

            Mr. Ohnell has sole voting and dispositive power over the 89,800 Shares that he beneficially owns.

            (c) The Millbrook Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 29, 1996. See Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

            Mr. Ohnell became a Reporting Person on July 16, 1996 upon execution of the letter agreement contained in Exhibit 5 between Mr. Ohnell and Millbrook relating to the Proposed Merger. Mr. Ohnell has not acquired beneficial ownership of any Shares during the 60 day period prior to the date hereof other than as a result of the execution or July 16, 1996 of the proxies contained in Exhibits 6, 7 and 8 hereto.








                            Page 11 of 28 Pages

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            (d)   No other person has the right to receive or the power to
direct the receipt of dividends from, or proceeds from the sale of, any of the Shares held by MMI and the 52,050 Shares directly owned by Mr. Ohnell. The Ohnell Family Foundation and members of Mr. Ohnell's family have the right to receive dividends or the proceeds from the sale of Shares held by them.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

            On July 16, 1996, Millbrook and Mr. Ohnell executed a letter agreement in which they agreed to cooperate in effecting the Merger Proposal. Such letter agreement is Exhibit 5 hereto.

            In addition, on July 16, 1996, Millbrook sent a letter to the Chairman of the Company setting forth the Merger Proposal. Such letter is
Exhibit 3 hereto. Additional correspondence from Millbrook to the Company with respect to the proposal is contained in Exhibits 9 and 10 hereto. The request for a special meeting of stockholders dated September 25, 1996 is contained in Exhibit 11 hereto.

            On July 16, 1996, each of Mr. Ohnell's wife and children executed irrevocable proxies to Mr. Ohnell with respect to Shares held by them. Such proxies are Exhibits 6, 7 and 8 hereto.

            Except as otherwise set forth above or in Item 3, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.













                            Page 12 of 28 Pages

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Item 7.  Material to Be Filed as Exhibits

            Item 7 of Schedule 13D is hereby amended in its entirety to read as follows:

      Exhibit 1         Schedule of Transactions.

      Exhibit 2         Amended Joint Filing Agreement dated July 16, 1996.

      Exhibit 3         Letter to Chairman of the Company dated July 16,
                        1996.

      Exhibit 4         Press Release dated July 17, 1996.

      Exhibit 5         Letter Agreement by and between Millbrook and Mr.
                        Ohnell dated July 16, 1996.

      Exhibit 6         Irrevocable Proxy dated July 16, 1996 of Patricia
                        Ohnell.

      Exhibit 7         Irrevocable Proxy dated July 16, 1996 of Carin M.
                        Ohnell.

      Exhibit 8         Irrevocable Proxy dated July 16, 1996 of Eileen H.
                        Ohnell.

      Exhibit 9         Letter to Chairman of the Company dated July 18,
                        1996.

      Exhibit 10        Letter to Chairman of the Company dated July 24,
                        1996.

      Exhibit 11 Request for special meeting of stockholders of the Company dated September 25, 1996.

      Exhibit 12 Letter from Millbrook to Company's stockholders dated September 20, 1996














                            Page 13 of 28 Pages

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                                 SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

                                    MMI INVESTMENTS, L.L.C.


                                    By:  /s/ Clay B. Lifflander
                                         ----------------------------
                                          Clay B. Lifflander
                                          as President of Millbrook
                                          Capital Management Inc.,
                                          Manager of MMI Investments,
                                          L.L.C.


                                    MILLBROOK CAPITAL MANAGEMENT INC.


                                    By:  /s/ Clay B. Lifflander
                                         ----------------------------
                                          Clay B. Lifflander
                                          President



                                    B.W. ELLIOTT MANUFACTURING CO.


                                    By:  /s/ George M. Scherer
                                         ----------------------------
                                          George M. Scherer
                                          President



                                    /s/ John S. Dyson
                                    ----------------------------
                                    John S. Dyson
                                    Individually



                                    /s/ Ernst Ohnell
                                    ----------------------------
                                    Ernst Ohnell
                                    Individually

Dated:  October 4, 1996




                            Page 14 of 28 Pages

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                               EXHIBIT INDEX


      Exhibit 1         Schedule of Transactions.                     16

      Exhibit 2         Amended Joint Filing Agreement dated July
                        16, 1996.                                      *

      Exhibit 3         Letter to Chairman of the Company dated
                        July 16, 1996.                                 *

      Exhibit 4         Press Release dated July 17, 1996.             *

      Exhibit 5         Letter Agreement by and between Millbrook
                        and Mr. Ohnell dated July 16, 1996.            *

      Exhibit 6         Irrevocable Proxy dated July 16, 1996 of
                        Patricia Ohnell.                               *

      Exhibit 7         Irrevocable Proxy dated July 16, 1996 of
                        Carin M. Ohnell.                               *

      Exhibit 8         Irrevocable Proxy dated July 16, 1996 of
                        Eileen H. Ohnell.                              *

      Exhibit 9         Letter to Chairman of the Company dated
                        July 18, 1996.                                 **

      Exhibit 10        Letter to Chairman of the Company dated
                        July 24, 1996.                                 **

      Exhibit 11        Request for special meeting of
                        stockholders of the Company dated
                        September 25, 1996.                            17

      Exhibit 12        Letter from Millbrook to Company's
                        stockholders dated September 20, 1996.         26

__________________________

*     Filed as an exhibit with Amendment No. 1 to Schedule 13D dated July
      16, 1996.

**    Filed as an exhibit with Amendment No. 2 to Schedule 13D dated July
      24, 1996.







                            Page 15 of 28 Pages

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                                                            Exhibit 1


                         Schedule of Transactions
             Purchases of Common Stock of The Eastern Company
                        by MMI Investments, L.L.C.


  Date                      Shares                   Price Per Share
  ----                      ------                   ---------------
02/05/96                    17,300                            $12.25
02/09/96                     7,000                             12.50
02/12/96                       700                             12.50
02/14/96                    14,200                             12.19
02/20/96                     4,400                             12.00
02/27/96                       400                             12.00
02/29/96                     3,000                             12.00
03/04/96                     2,000                             11.88
03/05/96                    10,500                             12.00
03/05/96                     1,000                             11.88
03/07/96                     2,000                             12.00
03/07/96                     3,600                             12.13
03/11/96                       200                             12.00
03/13/96                    44,600                             12.25
03/22/96                       800                             11.95
03/25/96                       600                             12.00
03/26/96                       300                             12.00
03/27/96                       600                             12.00
03/28/96                       700                             12.00
03/29/96                     1,000                             12.00
04/02/96                     1,100                             11.88
04/04/96                     9,900                             12.00
04/09/96                     4,100                             11.88
04/10/96                     1,900                             11.75
04/29/96                    10,400                             11.50
04/30/96                       500                             11.63
05/01/96                       500                             11.88
05/02/96                     6,100                             11.88
05/03/96                     6,000                             12.39
05/06/96                     7,500                             12.48
07/08/96                       500                             11.75
07/16/96                     1,000                             11.75
07/18/96                    10,000                             13.88
08/15/96                     2,000                             13.31
08/15/96                     1,000                             12.75
09/10/96                     1,000                             13.38



                            Page 16 of 28 Pages

                                                      Exhibit 11

              [MILLBROOK CAPITAL MANAGEMENT INC. LETTERHEAD]


                                                         September 25, 1996


VIA FAX AND OVERNIGHT EXPRESS
-----------------------------

Mr. Stedman G. Sweet
President
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

Dear Mr. Sweet:

            MMI Investments, L.L.C. submits herewith its letter requesting that you call a special shareholders' meeting for the purposes described in Attachment A. You have previously rejected a similar request dated August 22, 1996, to which we would refer you for further information.

            In your September 6th letter rejecting our prior request, you raised concerns that you had not received requests from 10% of the voting power of The Eastern Company, that 35% of the voting power was a prerequisite to our request, and that some or all of the purposes set forth in Attachment A are improper. Respectfully, we disagree with each of your conclusions. Nevertheless, to avoid dispute with respect to the 10% voting power requirement, we are today reiterating our request in a manner designed to satisfy the first of your three concerns.

            Thus, we are joined in making our request by Ernst, Patricia, Carin and Eileen Ohnell, who together own 89,800 shares of Eastern; and Evelyn Spencer, whom you have informed us owns 2,796 registered shares (she actually owns a total of 3,796 shares). Since MMI owns 178,400 registered shares of Eastern, this request is joined by more than 10% of Eastern's voting power, as follows:









                            Page 17 of 28 Pages

                  Name                                Number of Shares

                  MMI                                       178,400
                  Ernst Ohnell, Individually                 52,050
                  Ernst Ohnell, Trustee                       9,300
                    (Ohnell Family Foundation)
                  Patricia Ohnell                             3,000
                  Carin Ohnell                               12,850
                  Eileen Ohnell                              12,600
                  Evelyn Spencer - Registered                 2,796
                                                            -------
                                                            270,996

            Copies of the letters of MMI, the Ohnells and Mrs. Spencer are enclosed for your reference. In total, the shareholders making this request hold in excess of 10% of the outstanding shares of Eastern, which exceeds the threshold specified in Section 33-326(c) of the Connecticut Stock Corporation Act.

            The 10% threshold applies because Eastern's March 15, 1988 Proxy Statement plainly states that Bank of Boston Connecticut held 95,750 shares (out of 956,366 shares outstanding) as Trustee under Eastern's Pension Plans for Salaried and for Hourly Employees or more than 10% of the voting power of Eastern. According to the proxy statement, it was the balance of 170,241 shares that were held by Bank of Boston Connecticut or its nominees in various fiduciary capacities. We are certain that Eastern would have wanted to be precisely accurate in its 1988 proxy statement and therefore respectfully request that you double check your present understanding that no single trustee represented 10% or more of the voting power of Eastern's shares on February 1, 1988. Further in view of your very narrow interpretation of the meaning of "voting power," we respectfully suggest that, irrespective of "beneficial" ownership -- which you discount -- Bank of Boston Connecticut apparently held the voting power of shares in addition to the 95,750.

            Further, in view of your interpretation of "voting power," other individuals or entities may also have held more than 10% of Eastern's voting power as well. After all, someone was entitled to vote the additional 1,000 shares Mrs. Spencer owned if, as you claim, she was not. Please determine whether any brokers or depositories were entitled to vote more than 10% of Eastern's outstanding shares on February 1, 1988.

            Finally, with respect to your contention that some of the purposes for which we have requested a meeting are







                            Page 18 of 28 Pages
improper, because you have failed to identify which purposes you contend are improper and in what respects, we have not in this letter addressed your concerns. Although we disagree with your conclusions, we continue to welcome the opportunity for constructive dialogue regarding your concerns. In the interim, it is your obligation to call a meeting for such proper purposes as we have specified.

            We recognize that under Connecticut law you have 15 days to consider our request. Nevertheless, should you come to a sooner determination, we would gratefully appreciate hearing from you, as we are certain that Judge Fineberg will appreciate whatever progress we can achieve.

                                          Very truly yours,


                                          /s/ Clay B. Lifflander
                                          -----------------------------
                                          Clay B. Lifflander
                                          President of Millbrook
                                           Capital Management
                                           Inc., Manager of MMI
                                           Investments, L.L.C.

Encl.



























                            Page 19 of 28 Pages

VIA COURIER SERVICE

Mr. Stedman G. Sweet
President
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

Dear Sirs:

            The undersigned is the holder of 178,400 shares of the Common Stock of The Eastern Company ("Eastern").

            The undersigned hereby requests that you call a special shareholders' meeting for the purposes described in Attachment A hereto and cause notice to be given of such meeting.

            The undersigned hereby requests that the special meeting be called as soon as practicable to allow sufficient time for proxy solicitation.

Dated:  September 25, 1996.         Very truly yours,

                                    MMI INVESTMENTS, L.L.C.


                                    By:  /s/ Clay Lifflander
                                         ----------------------
                                          Name:  Clay Lifflander
                                          Title: President
                                                  Millbrook Capital
                                                  Management Inc.
                                                  as Manager, MMI
                                                  Investments, L.L.C.














                            Page 20 of 28 Pages

Mr. Stedman G. Sweet
President
The Eastern Company
112 Bridge Street
Naugatuck, CT  06770

Dear Sir:

            The undersigned are the holders of 89,800 shares of the Common Stock of The Eastern Company ("Eastern"). These shares are held as follows: Ernst Ohnell - 52,050 shares; Patricia Ohnell - 3,000; Carin Ohnell - 12,850; Eileen Ohnell - 12,600; and Ohnell Family Foundation, Ernst Ohnell, Trustee - 9,300 shares. Please be advised that Ernst Ohnell holds an irrevocable proxy from Patricia, Carin and Eileen Ohnell to attend all meetings of the shareholders of Eastern and to vote the shares of Eastern Common Stock beneficially owned by each of them. Patricia Ohnell, Carin Ohnell and Eileen Ohnell hereby reaffirm that each of them constituted and approved Ernst Ohnell as their true and lawful agent and proxy as of July 16, 1996. Accordingly, Ernst Ohnell has the power to act with respect to all 89,800 shares. Furthermore, Ernst Ohnell in his capacity as husband and father has our approval to sign any documents on our behalf.

            Solely to obviate previous arguments made on your behalf seeking to disenfranchise shareholders together holding more than 1.3% of Eastern's stock, and without waiving our position that Ernst Ohnell is an agent duly authorized to make the following request on behalf of his wife, children, and family foundation, the undersigned join together in making the following request. In conjunction with other shareholders who together own in excess of 6.7% of the outstanding shares of Eastern, the undersigned holders of in excess of 3.3% of the outstanding shares of Eastern hereby request that you call a special shareholders' meeting for the purposes described in "Attachment A" provided to the undersigned by MMI Investments, L.L.C. and cause notice to be given of such meeting. In making this request, the undersigned are not granting a proxy either for or against any of the proposals in Attachment A.

            The undersigned hereby request that the special meeting be called as soon as practicable to allow time for proxy solicitation.








                            Page 21 of 28 Pages

            This letter may be signed in duplicate or counterpart to facilitate obtaining the signatures made necessary by your refusal to acknowledge the full force and effect of our previous request.

                                    Very truly yours,


                                    /s/ Ernst Ohnell
                                    ------------------------------
                                    Ernst Ohnell
                                    Individually, as Trustee for the Ohnell
                                    Family
                                    Foundation, and as authorized agent and
                                    proxy for Patricia Ohnell, Carin Ohnell
                                    and Eileen Ohnell


                                    /s/ Patricia Ohnell
                                    ------------------------------
                                    Patricia Ohnell


                                    /s/ Carin Ohnell
                                    ------------------------------
                                    Carin Ohnell


                                    /s/ Eileen Ohnell
                                    ------------------------------
                                    Eileen Ohnell

Dated:  September 25, 1996

Attachment





















                            Page 22 of 28 Pages

VIA COURIER SERVICE

Mr. Stedman G. Sweet
President
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

Dear Sir:

            The undersigned is the holder of 3,796 shares of the Common Stock of The Eastern Company ("Eastern") held 2,796 by self and 1,000 at Quick & Reilly.

            The undersigned hereby requests that you call a special shareholders' meeting for the purposes described in Attachment A hereto provided to the undersigned by MMI Investments L.L.C. and cause notice to be given of such meeting. In making this request, the undersigned is not granting a proxy either for or against any of the proposals in Attachment A.

            The undersigned hereby requests that the special meeting be called as soon as practicable to allow sufficient time for proxy solicitation.

            By submitting this request, the undersigned does not intend to join any group of shareholders in which Millbrook Capital Management Inc. and its affiliates is a participant.

Dated:  September 18, 1996.         Very truly yours,

                                    Evelyn B. Spencer
                                    --------------------------
                                    Name of Shareholder


                                    By /s/ Evelyn B. Spencer
                                       ------------------------
                                        Name:
                                        Title:








                            Page 23 of 28 Pages

                               ATTACHMENT A

                      Purposes for Special Meeting of
                       the holders of common shares
                    of The Eastern Company ("Eastern")



I. In order to maximize the value of Eastern for the benefit of all shareholders:

      1. To consider and vote upon the proposal (the "Millbrook Proposal") of Millbrook Capital Management Inc. ("Millbrook"), on behalf of B. W. Elliott Manufacturing Company, Inc. ("Elliott"), to acquire all of the shares of Common Stock of Eastern for $15.00 per share in cash through a merger of Eastern into a subsidiary of Elliott, subject to a customary merger agreement. Such agreement shall be subject to, among other provisions:

                  ` confirmation by Millbrook of the accuracy and completeness of Eastern's public information;

                  `     customary regulatory approvals; and

                  ` a fiduciary out permitting Eastern to seek higher offers.

      2. To consider and vote upon a proposal requesting the Board of Directors of Eastern (the "Board") to (a) approve the Millbrook Proposal and (b) in the event the Board has failed to consummate any merger by 12/31/96, declare a special dividend of $3.00 per share.

II. In order to prevent the Board and Management of Eastern from further entrenching themselves and to ensure Eastern's commitment to maximize shareholder value:

      3. To consider and vote upon a proposal amending the By-laws of Eastern by repealing the amendment of Article X adopted by the Board on July 29, 1996 which raised the shareholder vote required to amend, repeal or add to the By-laws to 75% and restoring the former





                            Page 24 of 28 Pages

            Article X authorizing a majority vote of the outstanding voting stock, as well as a majority of the Board of Directors, to amend, repeal or add to the By-laws.

      4. To consider and vote upon a proposal to amend the By-laws to allow the shareholders by majority vote to remove the directors of each class.

      5. To consider and vote upon a proposal to remove all current members of the Board and elect a new slate of directors committed to maximizing shareholder value pursuant to proposals 1 and 2 above.







































                            Page 25 of 28 Pages

                                                            Exhibit 12

              [MILLBROOK CAPITAL MANAGEMENT INC. LETTERHEAD]

September 20, 1996


                      UPDATE FOR EASTERN SHAREHOLDERS


Dear Fellow Shareholder:

            On July 16, Millbrook Capital Management Inc. ("MCM") proposed to purchase The Eastern Company ("Eastern" or the "Company") for $15 cash per share, representing a 30% premium to the closing price for the prior 30 trading days. MCM is an investment firm owned by John S. Dyson. Mr. Dyson and his family have been successfully acquiring and managing middle market companies for over 40 years. MCM through an affiliated entity controls 178,400 shares, approximately 6.6%, of Eastern's outstanding shares.

            The Board of Directors of Eastern, without any concern for its shareholders, rejected MCM's offer and has refused to engage in any constructive dialogue with respect to maximizing shareholder value. The purpose of this letter is to update you regarding the course of events and to inform you that MCM has not gone away and intends to see shareholder value maximized for all shareholders of Eastern.

                  WHAT EASTERN HAS DONE SINCE MCM'S OFFER

            Eastern's Board rejected our offer despite our expressed willingness to increase the offer. We are unaware of any independent professional financial advice that the Board relied upon. Since then:

            ` Eastern has refused to meet to discuss our proposal to maximize value.

            ` Eastern has refused to provide us the list of fellow shareholders so we could call a meeting of the owners of Eastern to consider the situation.

            ` Eastern's Board further entrenched itself and disenfranchised shareholders by increasing the vote required to amend the by-laws from 50% to 75%, and did not bother to mention this in their press release issued the same day.









                            Page 26 of 28 Pages

            ` Eastern's management has wasted many thousands of dollars on litigation to block shareholders from communicating in order to preserve management's executive positions and director fees.

            ` Eastern has even tried in court papers to disenfranchise a fellow shareholder of several decades, who requested a shareholder meeting to consider our proposal.

            ` Eastern's Board and Chief Executive Officer have abdicated their responsibility to maximize value to a group of expensive New York lawyers.

            Based upon the current Board's track record, we are convinced that they are opposed to maximizing shareholder value. We believe the Eastern directors should be held accountable to you - the true owners of the Company - for their actions.

                        MCM IS TAKING THE HIGH ROAD

            The good news is that MCM is not deterred by Eastern's entrenched position. Remember, MCM's proposal is designed to assure the best possible value for all of Eastern's shareholders.

            `     A minimum of $15 cash per share;

            `     More, if Eastern can find higher offers; and

            ` A $3.00 per share special dividend if Eastern fails to conclude a sale by December 31, 1996.

                  WHY YOUR BOARD DOES NOT WANT A MEETING

            What harm can come of the owners convening to consider maximizing value in the face of the track record of the current management and board? The only harm is to management in exposing their dismal record and in highlighting the fact that shareholders would have been better off investing in certificates of deposits or money market funds. Despite a highly touted "strategic plan":

            ` Eastern's stock, and your investment, have grossly underperformed the stock market in total return over the past 8 years.

            `     Eastern's management has watched earnings fall since
                  1991;

            `     Eastern has overseen a 34% drop in employment;






                            Page 27 of 28 Pages

            ` Eastern has rewarded its Board and Management with more money in eight years than the shareholders have received.

            Did you know the Chairman of the Board stepped down in April? MCM considers this important information. They certainly didn't tell us until we sued them. Who is at the helm?

                                NEXT STEPS

            The trial to return to the owners of Eastern their rightful powers will be held on October 2 in Waterbury Superior Court and is open to the public. We are seeking access to the shareholders list to better communicate with you. We are also fighting Eastern's effort to prevent the shareholders from meeting to consider our proposal.

            In the meantime, if you know of fellow shareholders who do not receive this letter (because Eastern won't tell us who you are), please share your copy. If you want to add your name to the shareholders list that we are creating, then call 1-800-662-9463 and give your name, address, phone number and number of shares or fax us at 212-586-0340.

                                    Sincerely,


                                    /s/ Clay B. Lifflander
                                    --------------------------------
                                    Clay B. Lifflander
                                    President, Millbrook Capital
                                     Management, Inc.


























                            Page 28 of 28 Pages